UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6 )*

Natural Resource Partners L.P. (Name of Issuer)
Common Units / Subordinated Units (Title of Class of Securities)
Common: 63900P 10 3 / Subordinated: 63900P 50 9 (CUSIP Number)
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson Street, Suite 3600
Houston, TX 77002
713-751-7507
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. Common: 63900P 10 3 / Subordinated: 63900P 50 9

1.	Names of Reporting Persons. Corbin J. Robertson, Jr. I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,060 Common Units; 0 Subordinated Units (1)

	8.	Shared Voting Power 17,981,424 Common Units; 0 Subordinated Units (2)

	9.	Sole Dispositive Power 139,060 Common Units; 0 Subordinated Units

	10.	Shared Dispositive Power 17,981,424 Common Units; 0 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,120,484 Common Units; 0 Subordinated Units

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 27.92% of Common Units; 0% of Subordinated Units

14.	Type of Reporting Person IN

(1) Corbin J. Robertson, Jr. may be deemed to beneficially own 139,060 Common Units owned by the William K. Robertson 1993 trust, in his capacity as trustee of the trust. See Item 3.

(2) All of the remaining Subordinated Units were converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units. The Partnership no longer has any outstanding Subordinated Units.
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SCHEDULE 13D
CUSIP No. Common: 63900P 10 3 / Subordinated: 63900P 50 9

1.	Names of Reporting Persons. Western Pocahontas Properties Limited Partnership I.R.S. Identification No. 76-0205573

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units; 0 Subordinated Units

	8.	Shared Voting Power 17,279,860 Common Units; 0 Subordinated Units (1)

	9.	Sole Dispositive Power 0 Common Units; 0 Subordinated Units

	10.	Shared Dispositive Power 17,279,860 Common Units; 0 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,279,860 Common Units; 0 Subordinated Units

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 26.63% of Common Units; 0% Subordinated Units

14.	Type of Reporting Person PN

(1) All of the remaining Subordinated Units were converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. The Partnership no longer has any outstanding Subordinated Units.
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SCHEDULE 13D
CUSIP No. Common: 63900P 10 3 / Subordinated: 63900P 50 9

1.	Names of Reporting Persons. Western Pocahontas Corporation I.R.S. Identification No. 76-0204210

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Units; 0 Subordinated Units

	8.	Shared Voting Power 17,279,860 Common Units; 0 Subordinated Units (1)

	9.	Sole Dispositive Power 0 Common Units; 0 Subordinated Units

	10.	Shared Dispositive Power 17,279,860 Common Units; 0 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,279,860 Common Units; 0 Subordinated Units

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 26.63% of Common Units; 0% of Subordinated Units

14.	Type of Reporting Person CO

(1) All of the remaining Subordinated Units were converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. The Partnership no longer has any outstanding Subordinated Units.
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Item 1. Security and Issuer

         This amended and restated statement on Schedule 13D filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the "Reporting Persons"), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This schedule relates to the common units representing limited partner interests (the "Common Units") and subordinated units representing limited partner interests (the "Subordinated Units") of Natrual Resource Partners L.P., a Delaware limited partnership (the "Partnership"), which as its pricnipal executive offices at 601 Jefferson Street, Suite 3600, Houston, Texas 77002. The Subordinated Units are convertible into Common Units upon satisfaction ofthe conditions set forht in the Registration Statement on Form S-1 (File No. 333-86582) incorporated herein by reference (the "Registration Statement").

Item 2. Identity and Background.

(a)

Name:  (1) Corbin J. Robertson, Jr.

(2) Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(3) Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.

(b)

Residence or business address:  (1) The principal business address and principal office address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(2) The principal business address and principal office address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

(c)

Present Principal Occupation or Employment:  (1) Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, which acts as the general partner of the general partner of the Partnership.

(2) Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of mineral properties.

(3) Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:

Corbin J. Robertson, Jr., Director, Chairman of the Board and Chief Executive Officer
Principal Occupation/Employment: President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, which acts as the general partner of the general partner of the Partnership
Principal Business/Office address: 601 Jefferson Street, Suite 3600, Houston, Texas 77002

S. Reed Morian, Director
Principal Occupation/Employment: Chairman and CEO of Dixie Chemical Company whose principal business is manufacturing and marketing of high-purity specialty and complex chemicals and pharmaceutical intermediates for domestic and export areas.
Principal Business/Office address: 300 Jackson Hill, Houston, Texas 77007

Peter Baumann, Director
Principal Occupation/Employment: Retired
Principal Business/Office address: 4221 Birdview Avenue, Malibu, California 90265

W.W. Scott, Jr., Director
Principal Occupation/Employment: Retired
Principal Business/Office: 2606 W. Lane Drive, Houston, Texas 77027

Nick Carter, President and Chief Operating Officer
Principal Occupation/Employment: position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
Principal Business/Office: P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727

Dwight L. Dunlap, Chief Financial Officer and Treasurer
Principal Occupation/Employment: position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
Principal Business/Office: 601 Jefferson Street, Suite 3600, Houston, Texas 77002

Wyatt L. Hogan, Secretary
Principal Occupation/Employment: position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
Principal Business/Office: 601 Jefferson Street, Suite 3600, Houston, Texas 77002

Kevin Wall, Vice President and Chief Engineer
Principal Occupation/Employment: position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
Principal Business/Office: P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727

(d)

Criminal Conviction:  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violations with respect to such laws.

(f) Citizenship: Each of the natural persons identified in this item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration:

         Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units and the Subordinated units held by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units held by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units and Subordinated Units held by New Gauley Coal Corporation by virture of his interst therein. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units and Subordinated Units held by Western Pocahontas Properties Limited Partnership and the Common Units and Subordinated Units held by New Gauley Coal Corporation.

Due to the satisfaction of certain subordination tests described in the Registration Statement, on November 14, 2007, all of the then remaining Subordinated Units held by Western Pocahontas Properties Limited Partnership (or 5,231,764 Subordinated Units) converted into Common Units, and all of the remaining Subordinated Units then held by New Gauley Coal Corporation (or 208,906 Subordinated Units) converted into Common Units. The Partnership no longer has any outstanding Subordinated Units.

Item 4. Purpose of Transaction

         The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not applicable.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable.
(j) Any action similar to any of those enumerated above.
Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)

Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation, in his capactiy as trustee of the William K. Robertson 1993 Managmeent Trust (the "WKR Trust"), and in his capacity as the spouse of Barbara Robertson, may be deemed to be the beneficial owner of 18,120,484 Common Units. These holdings represent 27.92% of all outstanding Common Units. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units reported in this Item 5(a)(1).

(2) Western Pocahontas Properties Limited Partnership is the record and beneficial owner of 17,279,860 Common Units. These holdings represent 26.63% of all outstanding Common Units.

(3) Western Pocahontas Corporation does not directly own any units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant ot Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 17,279,860 Common Units. These holdings represent 26.63% of all outstanding Common Units.

(b)

The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The members of the board of directors of Western Pocahontas Corporation, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the dispostiion of, the Common Units owned by Western Pocahontas Properties Limited Partnership, subject to certain exceptions.

(c)

On November 14, 2007, all of the then outstanding Subordinated Units converted into Common Units, due to the satisfaction of the conditions described in the Registration Statement. Other than this conversion, neither Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in the Common Units or the Subordinated Units in the past sixty days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Common Units and the Subordinated Units acquired by the Reporting Persons on or before October 17, 2002 were acquired in a private placement and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Reporting Persons are entitled are set forth in the Third Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of April 18, 2007 (incorporated by reference to Exhibit 4.1 to the Partnership's Form 8-K filed with the Commission on April 19, 2007), which is incorporated herein by reference.

The Common Unitsowned by Western Pocahontas Properties Limited Partnership are pledged to Metlife under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and Metlife.

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Item 7. Material to be Filed as Exhibits.

         Exhibit 4.1: Third Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of April 18, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership's Form 8-K filed with the Commission on April 19, 2007.

Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2007
Corbin J. Robertson, Jr.
By:	/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.
WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP; By: Western Pocahontas Corporation, its general partner
By:	/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.
Title:	Chief Executive Officer
WESTERN POCAHONTAS CORPORATION
By:	/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.
Title:	Chief Executive Officer

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